SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 14)*

EnerJex Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

292758208

(CUSIP Number)

West Coast Opportunity Fund, LLC

c/o West Coast Asset Management, Inc.

1205 Coast Village Road

Montecito, California 93108

Attention: R. Atticus Lowe

Telephone: (805) 653-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Coast Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER – 0
	8	SHARED VOTING POWER - 3,439,524
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 3,439,524

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,439,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9%
14	TYPE OF REPORTING PERSON OO

2

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Coast Asset Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER – 0
	8	SHARED VOTING POWER – 3,439,524
	9	SOLE DISPOSITIVE POWER – 0
	10	SHARED DISPOSITIVE POWER – 3,439,524

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,439,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9%
14	TYPE OF REPORTING PERSON CO, IA

3

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Montecito Venture Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 439,597
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 439,597

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 439,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

4

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Atticus Lowe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 8,572
	8	SHARED VOTING POWER - 3,879,121
	9	SOLE DISPOSITIVE POWER - 8,572
	10	SHARED DISPOSITIVE POWER - 3,879,121

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,887,693
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.2%
14	TYPE OF REPORTING PERSON IN, HC

5

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lance W. Helfert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 3,571
	8	SHARED VOTING POWER - 3,889,015
	9	SOLE DISPOSITIVE POWER - 3,571
	10	SHARED DISPOSITIVE POWER - 3,889,015

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,892,586
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.2%
14	TYPE OF REPORTING PERSON IN, HC

6

This Amendment No. 14 to Schedule 13D is being made to reflect that Voting Agreement, dated May 12, 2014, by and between West Coast Opportunity Fund, LLC and Montecito Venture Partners, LLC has been terminated by that certain First Amendment to Irrevocable Proxy and Voting Agreement. All other Items are unchanged.

ITEM 4. PURPOSE OF TRANSACTION.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would be related to or result in any of the matters set forth in subparagraph (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the board of directors, price levels of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some of all of their Common Stock and, along with others, pursuing discussions with the management, the board of directors, other stockholders of Issuer and third parties with regard to their investment in Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

On March 23, 2015, West Coast Opportunity Fund, LLC and Montecito Venture Partners, LLC, entered into a First Amendment to Irrevocable Proxy and Voting Agreement, to terminate the original agreement Irrevocable Proxy and Voting Agreement dated May 12, 2014.

ITEM 7. Material to be Filed as Exhibits.

Exhibit No.	Description
Exhibit A	Joint Filing Agreement dated March 24, 2015.

Exhibit B	Power of Attorney dated March 24, 2015.

Exhibit C	First Amendment to Irrevocable Proxy and Voting Agreement dated March 23, 2015.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: March 24, 2015.

WEST COAST OPPORTUNITY FUND, LLC

WEST COAST ASSET MANAGEMENT, INC.

MONTECITO VENTURE PARTNERS, LLC

R. ATTICUS LOWE

LANCE W. HELFERT

By:	/s/ Lance W. Helfert
Name:	Lance W. Helfert
Title:	President of the Managing Member (for itself and as the Managing Member of the Fund) and Attorney-in-fact for each of the Principals

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EXHIBIT INDEX

Exhibit A – Joint Filing Agreement dated March 24, 2015.

Exhibit B – Power of Attorney dated March 24, 2015.

Exhibit C – First Amendment to Irrevocable Proxy and Voting Agreement dated March 23, 2015.

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EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, $0.001 par value, of EnerJex Resources, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: March 24, 2015.

WEST COAST OPPORTUNITY FUND, LLC

WEST COAST ASSET MANAGEMENT, INC.

MONTECITO VENTURE PARTNERS, LLC

R. ATTICUS LOWE

LANCE W. HELFERT

By:	/s/ Lance W. Helfert
Name:	Lance W. Helfert
Title:	President of the Managing Member (for itself and as the Managing Member of the Fund) and Attorney-in-fact for each of the Principals

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EXHIBIT B

POWER OF ATTORNEY

BE IT KNOWN, that the undersigned Lance W. Helfert, and R. Atticus Lowe, hereby each constitutes and appoints Lance W. Helfert and R. Atticus Lowe, and each of them, as applicable, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

The undersigned each acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated: March 24, 2015	/s/ Lance W. Helfert
Lance W. Helfert

Dated: March 24, 2015	/s/ R. Atticus Lowe
R. Atticus Lowe

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Exhibit C

First Amendment

to

Irrevocable Proxy and Voting Agreement

This First Amendment to Irrevocable Proxy and Voting Agreement (this "Amendment") is made and entered into, effective as of March 23, 2015 (the "Effective Date"), by and between West Coast Opportunity Fund, LLC, a Delaware limited liability company ("WCOF"), and Montecito Venture Partners, LLC, a Delaware limited liability company ("MVP"), with reference to the following facts:

Recitals:

WCOF and MVP previously executed that certain Irrevocable Proxy and Voting Agreement dated effective May 12, 2014 (the "Voting Agreement"), and have agreed to execute this Amendment in order to memorialize their agreement to terminate the Voting Agreement.

Agreements:

Now, Therefore, the parties hereto, intending to be legally bound, do hereto agree as follows:

1.	Termination of Voting Agreement. The Voting Agreement is hereby terminated forthwith, effective as of the Effective Date of this Agreement.

2.	Counterparts; Electronic Signatures. This Amendment may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument, binding on each signatory thereto. A copy of this Amendment that is executed by a party and transmitted by that party to the other party by facsimile or as an attachment (e.g., in ".tif" or ".pdf" format) to an email shall be binding upon the signatory to the same extent as a copy hereof containing that party's original signature.

In Witness Whereof, WCOF and MVP have executed this Amendment, effective as of the Effective Date set forth above.

"WCOF:"			“MVP:”

West Coast Opportunity Fund, LLC, a Delaware limited liability company			Montecito Venture Fund, LLC, a Delaware limited liability company

By	West Coast Asset Management, Inc., a California corporation, its Managing Member
			By:	/s/ R. Atticus Lowe
	By:	/s/ Lance W. Helfert		R. Atticus Lowe, Manager
Lance W. Helfert, President